


07005443

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III



SEC FILE NUMBER
8- 50898

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 1/1/2006 (MM/DD/YY) AND ENDING 12/31/2006 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: vFinance Investments, Inc.

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)
3010 North Military Trail, Suite 300
(No. and Street)

Boca Raton, Florida 33431
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Alan B. Levin 561-981-1007
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*
Sherb & Company, LLP
(Name – *if individual, state last, first, middle name*)

1900 North West Corporate Blvd, Suite 210 East Boca Raton, Florida 33431
(Address) (City) (State) (Zip Code)

CHECK ONE:

- [X] Certified Public Accountant
- [ ] Public Accountant
- [ ] Accountant not resident in United States or any of its possessions.

PROCESSED
MAR 29 2007
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

SEC 1410 (06-02)

Potential persons who are to respond to the collection of information contained in this form are not required to respond unless the form displays a currently valid OMB control number.

OATH OR AFFIRMATION

I, Alan B. Levin, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of vFinance Investments, Inc., as of December 31, 20 06, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:



Gabriela E. Mora
Commission #DD328160
Expires: Jun 13, 2008
Bonded Thru
Atlantic Bonding Co., Inc.

Signature

Chief Financial Officer

Title

Notary Public

This report ** contains (check all applicable boxes):

- ☒ (a) Facing Page.
- ☒ (b) Statement of Financial Condition.
- ☒ (c) Statement of Income (Loss).
- ☒ (d) Statement of Changes in Financial Condition.
- ☒ (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- ☐ (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- ☒ (g) Computation of Net Capital.
- ☐ (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- ☐ (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- ☒ (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-1 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- ☐ (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- ☒ (l) An Oath or Affirmation.
- ☐ (m) A copy of the SIPC Supplemental Report.
- ☐ (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

Financial Statements and Supplemental Information

vFinance Investments, Inc.

(a wholly owned subsidiary of vFinance, Inc.)

Year ended December 31, 2006

with Report and Supplementary Report of Independent Auditors

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Financial Statements and Supplemental Information

Year ended December 31, 2006

Contents



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Report of Independent Auditors

The Shareholder
vFinance Investments, Inc.

We have audited the accompanying statement of financial condition of vFinance Investments, Inc. as of December 31, 2006, and the related statements of operations, changes in shareholder's equity and cash flows for the year then ended, that you are filing pursuant to rule 17a-5 under the Securities Exchange Act of 1934. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of vFinance Investments, Inc. as of December 31, 2006, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States.

Our audit was conducted for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is supplemental information required by Rule 17a-5 of the Securities and Exchange Commission. Such information has been subjected to the auditing procedures applied in our audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Sherb & Co., LLP

New York, New York
February 28, 2007

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Financial Condition

December 31, 2006

ASSETS

Current Assets:		
Cash and cash equivalents	$	3,452,603
Due from clearing broker		299,866
Investments in trading securities		1,009,162
Investments in securities available for sale		413,143
Accounts receivable, net of allowance for doubtful accounts of $0		76,081
Notes receivable - employees		177,412
Prepaid expenses		81,296
Total Current Assets		5,509,563
Furniture and equipment, at cost		
Furniture and equipment		475,870
Less accumulated depreciation		(362,251)
Total furniture and equipment		113,619
Other Assets		22,616
Total Assets	**$**	**5,645,798**

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Financial Condition

December 31, 2006

Liabilities and Shareholder's Equity

Current Liabilities:		
Accounts payable	$	421,292
Accrued payroll		2,225,323
Other accrued liabilities		319,490
Securities sold, not yet purchased		41,580
Other liabilties		84,904
Total Current Liabilities		3,092,589
Shareholder's Equity		
Common Stock $0.01 par value, 1,000,000 shares authorized, 1,000 issued and outstanding		10
Additional paid-in-capital		2,799,381
Accumulated other comprehensive loss		(509,990)
Accumulated earnings		263,808
Total Shareholder's Equity		2,553,209
Total Liabilities and Shareholder's Equity	**$**	**5,645,798**

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Operations
Year ended December 31, 2006

Revenues:		
Commissions - agency	$	17,848,697
Net trading profits		9,613,405
Success fees		4,523,482
Other brokerage related income		3,518,816
Consulting and retainers		364,755
Total revenues		**35,869,155**
Operating expenses:		
Compensation, commissions and benefits		27,178,096
Clearing and transaction costs		3,706,094
General and administration costs		3,522,832
Occupancy and equipment costs		811,052
Depreciation and amortization		85,558
Amounts forgiven under forgivable loans		36,250
Total operating expenses		**35,339,882**
Net operating income		529,273
Other income (expenses):		
Interest income		69,583
Interest expense		(36,041)
Dividend income		16,830
Other income		60,160
Total other income (expenses)		**110,532**
Net income before provision for income taxes		**639,805**
Provision for income taxes		260,252
Net Income		379,553
Comprehensive loss - Assets available for sale		(58,250)
Comprehensive Income	$	321,303

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Changes in Shareholder's Equity

Year ended December 31, 2006

	Common Stock Shares	Common Stock Amount	Additional Paid - in Capital	Accumulated Comprehensive Loss	Accumulated Earnings(Deficit)	Total
Balance as of December 31, 2005 (Restated)	1,000	$ 10	$ 3,447,795	$ (451,740)	$ (115,646)	$ 2,880,419
Distributions to parent			(908,666)			(908,666)
Tax benefit contributed by parent			260,252			260,252
Net income					379,454	379,454
Unrealized loss on marketable securities held for sale				(58,250)		(58,250)
Balance as of December 31, 2006	1,000	$ 10	$ 2,799,381	$ (509,990)	$ 263,808	$ 2,553,209

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement of Cash Flows

For the Year ended December 31, 2006

OPERATING ACTIVITIES		
Net income	$	379,454
Adjustments to reconcile net income to net cash provided by operating activities:		
Depreciation		85,658
Non cash income tax expense		260,252
Changes in operating assets and liabilities, net		
Accounts receivable		157,581
Due from clearing broker		26,733
Notes receivable - employees		(125,884)
Investments in trading securities		(413,306)
Investments in securities available for sale		(197,353)
Other assets		(26,041)
Accounts payable and other accrued liabilities		(59,230)
Accrued payroll		652,861
Securities, sold not yet purchased		(841)
Other liabilites		(230)
Net cash provided by operating activities		739,654
INVESTING ACTIVITIES		
Purchase of equipment		(63,928)
Net cash used in investing activities		(63,928)
FINANCING ACTIVITIES		
Distributions to parent		(908,666)
Net cash used in financing activities		(908,666)
Net decrease in cash		(232,940)
Cash at beginning of year		3,685,543
Cash at end of year	$	3,452,603
Cash Paid for:		
Income Taxes	$	-
Interest	$	36,041

See accompanying notes.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)

1. Significant Accounting Policies and Other Matters

Description of Business

vFinance Investments, Inc. ("the Company") (a wholly owned subsidiary of vFinance, Inc.) is an investment-banking firm that is licensed to conduct activities as a broker-dealer in 50 states (also licensed to do business in Washington DC and Puerto Rico) and has offices in New York, New Jersey and Florida. The Company provides investment-banking services to small and medium sized companies and retail brokerage services to companies, financial institutions and individual investors. The Company does not require collateral from its customers. Revenues are not concentrated in any particular region of the country or with any individual or group.

RETAIL BROKERAGE BUSINESS. The largest portion of the Company's revenues in 2006 was attributable to commissions generated by its brokerage activities. The Company buys and sells securities for its customers from other dealers on an agency basis, and charges its customers a commission for its services. Such commission revenue is derived from brokerage transactions in listed and over-the-counter securities and mutual fund securities. The Company has agreements with numerous mutual fund management companies pursuant to which it sells shares in a variety of mutual funds. Mutual fund commissions are derived from standard dealers' discounts that are a small percentage of the purchase price of the shares, depending upon the terms of the dealer agreement and the size of the transaction. In addition, most funds permit vFinance Investments to receive additional periodic fees based upon the customer's investment in particular funds.

MARKET-MAKING BUSINESS. In support of the firm's retail brokerage and investment banking businesses, the Company offers wholesale market-making services to its retail brokerage, corporate and financial institutions. vFinance Investments makes markets in over 2400 Over-the-Counter Bulletin Board and NASDAQ Small Cap stocks. The Company's target customers are national and regional full-service broker/dealers, electronic discount brokers and institutional investors that require fast and efficient executions for each security.

1. Significant Accounting Policies and Other Matters

Description of Business (continued)

INVESTMENT BANKING AND MERGERS & ACQUISITIONS. The Company also derives revenues from success fees generated by investment-banking and merger & acquisition activities. The Company offers capital raising and related services to (A) emerging growth and middle market, privately held companies worldwide by assisting such companies in (i) developing sound strategic plans, (ii) obtaining growth, mezzanine, bridge, or acquisition capital including but not limited to, venture capital financing, (iii) pursuing strategically sound acquisitions or divestiture strategies, (iv) transitioning into viable corporations able to raise funds in the public markets, and (v) maximizing shareholder value by conducting recapitalizations or other liquidity transactions and (B) publicly held companies by arranging private equity financing for such publicly held companies. As consideration for such services, the Company is paid success fees which are agreed upon amounts based on the percentage of the total value of a transaction and are contingent on the successful completion of a specified transaction. As part of the success fees, the Company periodically receives equity instruments and stock purchase warrants from companies for services it performs, in addition to the cash paid for such services. Primarily all of the equity instruments are in private companies or small, public companies.

CLEARING BROKER. vFinance Investments, Inc. does not hold any funds or securities of its customers. The Company currently utilizes three clearing firms to clear the various business lines it engages in. These clearing relationships are on a fully disclosed basis with National Financial Services, LLC ("NFS"), a wholly owned subsidiary of Fidelity Brokerage Company, Fortis Securities LLC, a division of Fortis Bank, NV and Legent Clearing LLC. The Company's clearing brokers processes securities transactions for vFinance Investments and the accounts of its customers for which vFinance Investments pays a clearing fee. The Company may also pay transaction charges for other services including but not limited to billing, credit extension, control and receipt and custody and delivery of securities. According to the terms of these agreements between vFinance Investments and its clearing firms, vFinance Investments has agreed to indemnify and hold each harmless from certain liabilities and claims, including claims arising from the transactions of its customers. In the event that customers fail to pay for their purchases or fail to supply the securities that they have sold, and a clearing firm satisfies such a customer obligation, vFinance Investments would be obligated to indemnify the clearing firm for any resulting losses. vFinance Investments, to date, has not experienced any material losses as a result of the failure of its customers to satisfy their obligations.

1. Summary of Significant Accounting Policies (continued)

Use of Estimates

The preparation of financial statements in conformity with generally accepted accounting principles requires management to make estimates and assumptions that affect the amounts reported in the accompanying financial statements. Actual results may differ from those estimates, and such differences may be material to the financial statements.

Cash and Cash Equivalents

Cash and cash equivalents include all highly liquid investments with a maturity of three months or less when purchased.

Concentrations of Credit Risk

As of December 31, 2006, we had cash balances in banks in excess of the maximum amount insured by the FDIC of approximately $323,515. The Company maintains its cash positions at high quality financial institutions.

The Company and its subsidiaries are engaged in various trading and brokerage activities in which counterparties primarily include broker-dealers, banks, and other financial institutions. In the event counterparties do not fulfill their obligations, the Company may be exposed to risk. The risk of default depends on the creditworthiness of the counterparty or issuer of the instrument. It is the Company's policy to review, as necessary, the credit standing of each counterparty.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes*" under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)

1. Summary of Significant Accounting Policies (continued)

Furniture and Equipment

Furniture and equipment are stated on the basis of cost less accumulated depreciation and consists primarily of computer equipment and internal use software. Depreciation is computed using the straight-line method over the estimated useful lives of the assets, 2-5 years, for financial reporting purposes. Depreciation expense for the year totaled $85,658.

Forgivable Loans - Employees

In order to remain competitive in the marketplace, the Company grants forgivable loans to certain employees. The terms of the loans range from one to two years with scheduled maturity dates from 2007 to 2008. For each year the employee is in good standing with the Company, the Company forgives a ratable portion of the loan and charges this amount to compensation expense. If the employee is terminated, the principal balance is due and payable immediately. The loans bear interest at a reasonable market rate and interest is imputed and written off over the life of the loan. As of December 31, 2006, the balance of the forgivable loans was $58,750.

Investments

The Company's investments consist of its trading account assets as well as equity instruments received as compensation for investment banking services. Such investments are classified as Investments in trading securities and Investments in assets held for sale respectively on the accompanying statement of financial condition.

Trading account assets consist of marketable equity securities and are stated at fair value. They are traded frequently and are held for resale in anticipation of short-term market movements. Realized and unrealized gains and losses are recognized in the statement of operations as ordinary income.

Assets held for sale include stock purchase warrants, common stock and preferred stock that are typically restricted in nature under Rule 144. In accordance with paragraph 12 of SFAS 115, theses securities are not traded frequently and as such are considered investments in assets held for sale.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)

Summary of Significant Accounting Policies (continued)

Investments (continued)

These instruments are stated at fair value in accordance with SFAS #115 "Accounting for certain investments in debt and equity securities" and EITF 00-8 "Accounting by a grantee for an equity instrument to be received in conjunction with providing goods or services." Primarily all of the equity instruments are received from small public companies. Although the stock and the stock purchase warrants received are typically restricted as to resale, the Company generally receives a registration right within one year. Company policy is to sell these securities as soon as practical after registration of these securities is completed. The Company recognizes both realized and unrealized profits for such equity instruments based on the fair value of the stock and for stock purchase warrants based on the Black-Scholes valuation model. Realized gains or losses are recorded in the statement of operations as Other Comprehensive Income on assets held for sale.

Investments in Trading Securities

Investments in trading securities and Securities sold, not yet purchased at December 31, 2006 consist of the following:

	Owned	Sold, not yet purchased
Debt Securities	$ 766,795	$ -
Corporate Stocks	242,367	41,580
Total	$ 1,009,162	$ 41,580

Summary of Significant Accounting Policies (continued)

Investments in Assets available for sale

Investments in assets available for sale at December 31, 2006 consist of the following:

Restricted Corporate stocks	$	267,904
Warrants		145,239
Total	$	413,143

Securities Transactions

Proprietary securities transactions in regular-way trades are accrued and recorded on the trade date, as if they had settled. Profit and loss arising from all securities and commodities transactions entered into for the account and risk of the Company are recorded on a trade date basis. Commission income and expense are reported on a trade date basis.

Amounts receivable and payable for securities transactions that have not reached their contractual settlement date are recorded net on the statement of financial condition.

Financial Instruments with Off-Balance Sheet Risk

The securities transactions of the Company's customers are introduced on a fully disclosed basis with a clearing broker-dealer. The Company holds no customer funds or securities. The clearing broker-dealer is responsible for execution, collection of and payment of funds and receipt and delivery of securities relative to customer transactions. Off-balance sheet risk exists with respect to these transactions due to the possibility that customers may be unable to fulfill their contractual commitments wherein the clearing broker-dealer may charge any related losses to the Company. The Company seeks to minimize this risk through procedures designed to monitor the creditworthiness of its customers and to ensure that customer transactions are executed properly by the clearing broker-dealer. However, the Company does not require collateral from its customers or the clearing broker-dealer and potential losses could be material to the Company.

Revenue Recognition and Other Matters

The Company earns revenue from brokerage and trading activities, which are recognized on the day of the trade. The Company also earns revenue from investment banking and consulting. Monthly fees for investment banking and consulting are recognized as earned. Investment banking success fees are generally based on a percentage of the total value of a transaction and are recognized upon successful completion.

On a monthly basis, the Company recognizes unrealized gains or losses in the statement of operations based on the changes in value of its equity instruments received as compensation for investment banking services. Unrestricted securities are valued at current market value. Restricted securities are valued at current market value, discounted by a factor related to the remaining term of its restriction. Stock purchase warrants are valued based on the Black-Scholes valuation model. Realized gains or losses are recognized in the statement of operations when the equity instruments are sold. For the year ended December 31, 2006, the Company recognized revenue of $1,974,100 in connection with the receipt of equity securities. The Company also recognized $133,241 in net realized losses in connection with the sale of such securities and net unrealized losses of $58,250 in connection with changes in the value.

As of December 31, 2006, certain transactions in process may result in the Company receiving equity instruments or stock purchase warrants in subsequent periods as discussed above. In such event, the Company will recognize revenue related to the receipt of such equity instruments consistent with the aforementioned policies. In addition, the Company would also record compensation expense at fair value related to the distribution of some or all of such equity instruments to employees or independent contractors involved with the related transactions.

Income Taxes

The Company accounts for income taxes under the liability method in accordance with Statement of Financial Accounting Standards No. 109, "*Accounting for Income Taxes.*" Under this method, deferred income tax assets and liabilities are determined based on differences between the financial reporting and tax bases of assets and liabilities and are measured using the enacted tax rates and laws that will be in effect when the differences are expected to reverse.

Fair Value of Financial Instruments

The fair values of the Company's financial instruments, which include cash and cash equivalents, forgivable loans and investments, approximate their carrying values.

The Company's financial instruments that are exposed to concentrations of credit risk consist primarily of cash and cash equivalents. The Company places its cash with high quality financial institutions.

2: RESTATEMENT

The Company has restated certain shareholder equity numbers from prior periods in order to more accurately reflect a reclassification of certain securities from Trading assets to Available for sale securities and the associated comprehensive losses.

3: INCOME TAXES

Although the Company's results will be included in the consolidated income tax return of its parent company, an income tax provision has been calculated as if the Company is filing a stand-alone income tax return.

At December 31, 2006, the Company's tax provision is as follows:

Current Expense	$ 260,252
Deferred Expense	-
Total Expense	$ 260,252

The Company had no deferred tax assets or liabilities at December 31, 2006.

A reconciliation of the Company's income tax expense applying the Federal statutory tax rate to its effective tax rate is as follows:

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Notes to Financial Statements (continued)

3: INCOME TAXES (continued)

Income tax rate at the federal statutory rate	35.0%	$	203,510
Add:			
State income tax rate,			
Net of federal tax benefit	3.5%		20,351
Permanent differences	6.3%		36,391
Effective tax rate	44.8%	$	260,252

Due to the Company's inclusion in the filing of a consolidated tax return with its parent and other affiliated members, and the utilization of consolidated net operating losses to offset the Company's taxable income, the Company credited Paid in Capital with a tax benefit contributed by the parent.

4: Commitments and Contingencies

From time to time the Company is named as a party to a lawsuit that has arisen in the ordinary course of business. Although it is possible that losses exceeding amounts already recorded may be incurred upon ultimate resolution of these existing legal proceedings, management believes that such losses, if any, will not have a material adverse effect on our business, results of operations or financial position; however, unfavorable resolution of each matter individually or in the aggregate could affect the results of operations for the quarterly and annual periods in which they are resolved.

The business of vFinance Investments involves substantial risk of liability, including exposure to liability under federal and state securities laws in connection with the underwriting or distribution of securities and claims by dis-satisfied customers for fraud, unauthorized trading, churning, mismanagement and breach of fiduciary duty. In recent years, there has been an increasing incidence of litigation involving the securities industry, including class actions that generally seek rescission and substantial damages.

In the ordinary course of business, the Company may be party to other legal proceedings and regulatory inquiries, the outcome of which, either singularly or in the aggregate, is not expected to be material. There can be no assurance however that any sanctions will not have a material adverse effect on the financial condition or results of operations of the Company.

The Company has been named in several separate NASD arbitration actions filed by

4: Commitments and Contingencies (continued)

former clients for allegedly violating securities laws and NASD rules. These actions have not been settled as of December 31, 2006. Management intends to vigorously defend against these claims and the accompanying financial statements include an accrual of $70,000 for estimated losses and expenses that may result from the ultimate outcome of certain of these actions (taking into consideration applicable insurance coverage and the related deductibles). However, due to the inherent uncertainty of these outstanding actions, losses may exceed the amounts accrued and those losses may be material.

5: Related Party Transactions

At December 31, 2006, all inter-company transactions were forgiven between the parent company, vFinance, Inc., and its subsidiaries. This was reflected in the financial statements as a distribution to the parent in the amount of $ 908,666.

Effective January 1, 2003, the Company entered into a management agreement with its parent, vFinance, Inc., whereby the Company agrees to make monthly payments to the parent in an amount equal to 100% of its operating income. In return, vFinance, Inc. will provide the Company with certain consideration including: office space, office personnel and other such services. The management agreement is still in place. Management fees paid during the year ended December 31, 2006 totaled approximately 2.2 million dollars.

6: Liabilities Subordinated to the Claims of General Creditors

At December 31, 2006 and during the year then ended, the Company had no liabilities subordinated to the claims of general creditors.

7: Defined Contribution Plan

The Company participates in a defined contribution savings plan maintained by an affiliate, vFinance Holdings, Inc., in which substantially all employees are eligible to participate. The plan allows for matching of up to 25% of an employee's annual contribution however, there were no Company matches for the last three years.

8: Net Capital Requirements

The Company is subject to the Securities and Exchange Commission Uniform Net Capital Rule (rule 15c3-1), which requires the maintenance of minimum net capital and requires that the ratio of aggregate indebtedness to net capital, both as defined, shall not exceed 15 to 1 (and the rule of the "applicable" exchange also provides that equity capital may not be withdrawn or cash dividends paid if the resulting net capital ratio would exceed 10 to 1). At December 31, 2006, the Company had net capital of $1,514,492, which was $514,492 in excess of its required net capital of $1,000,000.

The Company's aggregate indebtedness to net capital ratio was to 2.01 to 1 at December 31, 2006.

The Company qualifies under the exemptive provisions of Rule 15c3-3 under Section (k)(2)(ii) of the Rule, as it does not carry security accounts.

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Computation of Net Capital and Aggregate Indebtedness Pursuant to Rule 15c3-1 of the Securities and Exchange Commission

December 31, 2006

Net capital computation:

Total shareholder's equity	$ 2,553,209
Deductions and/or charges:	
Non-allowable assets:	
Investments Under Restriction	413,144
Other receivables	192,189
Prepaid Expenses	81,296
Other Assets	29,865
Furniture and Equipment	113,619
Total non-allowable assets	830,113
Other Deductions and/or charges:	
Blockage Deductions	10,476
Net capital before haircuts on securities positions	1,712,620
Haircuts on securities:	
Debt Securities	61,979
Other Securities	136,149
Total haircuts on securities	198,128
Net capital	1,514,492
Required minimum capital	1,000,000
Excess net capital	$ 514,492

Aggregate indebtedness:

Aggregate indebtedness as included in the Statement of Financial Condition	$ 3,051,009
Ratio of Aggregate Indebtedness to Net Capital	2.01 to 1

Reconciliation:

Net capital, per unaudited December 31, 2006 FOCUS report, as filed	$ 1,574,709
Net audit adjustments	(60,217)
Net capital, per December 31, 2006 audited report, as filed	$ 1,514,492

vFinance Investments, Inc.
(a wholly owned subsidiary of vFinance, Inc.)

Statement Regarding SEC Rule 15c3-3

December 31, 2006

Exemptive Provisions

The Company claims exemption from the requirements of Rule 15c3-3 under Sections (k)(2)(A) and (k)(2)(B) of the Rule. Therefore, the following reports are not presented:

A) Computation for Determination of Reserve Requirement under Rule 15c3-3.

B) Information relating to the Possession or Control Requirements under Rule 15c3-3.



SHERB & CO., LLP

Certified Public Accountants

1900 NW Corporate Blvd., Suite East 210
Boca Raton, FL 33431
Tel: 561.886.4200
Fax: 561.886.3330
e-mail: info@sherbcpa.com

Offices in New York and Florida

Report on Internal Control by SEC Rule 17a-5 for a Broker Dealer Claiming an Exemption from SEC Rule 15c3-3

Report of Independent Auditors

The Shareholder
vFinance Investments, Inc.

In planning and performing our audit of the financial statements of vFinance Investments, Inc. (the "Company"), for the year ended December 31, 2006, we considered its internal control, including control activities for safeguarding securities, to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on internal control.

Also, as required by rule 17a-5(g)(1) of the Securities and Exchange Commission ("SEC"), we have made a study of the practices and procedures followed by the Company, including tests of such practices and procedures that we considered relevant to the criteria stated in rule 17a-5(g) in making the periodic computations of aggregate indebtedness and net capital under rule 17a-3(a)(11) and for determining compliance with the exemptive provisions of rule 15c3-3. Because the Company does not carry securities accounts for customers or perform custodial functions relating to customer securities, we did not review the practices and procedures followed by the Company in any of the following:

1. Making quarterly securities examinations, counts, verifications, and comparisons

2. Recordation of differences required by rule 17a-13

3. Complying with the requirements for prompt payment for securities under Section 8 of Federal Reserve Regulation T of the Board of Governors of the Federal Reserve System

The management of the Company is responsible for establishing and maintaining internal control and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal controls and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned criteria. Two of the criteria of internal control and the practices and procedures are to provide management with reasonable but not absolute assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition, and that transactions are executed in accordance with management's authorization and recorded properly to permit the preparation of financial statements in accordance with generally accepted accounting principles. Rule 17a-5(g) lists additional criteria of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control or the practices and procedures referred to above, misstatements due to errors or fraud may occur and not be detected. Also, projections of any evaluation of internal control to future periods are subject to the risk that internal control may become inadequate because of changes in conditions, or that the effectiveness of its design and operation may deteriorate.

Our consideration of internal control would not necessarily disclose all matters in internal control that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of one or more of the specific internal control components does not reduce to a relatively low level the risk that errors or fraud in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving internal control, including control activities for safeguarding securities, and its operation that we consider to be material weaknesses as defined above.

We understand that practices and procedures that meet the criteria referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not meet such criteria in all material respects indicate a material inadequacy for such purposes. Based on this understanding and on our study, we believe that the Company's practices and procedures were adequate at December 31, 2006 to meet the SEC's criteria.

This report is intended solely for the information and use of the Board of Directors, management, the SEC and other regulatory agencies that rely on rule 17a-5(g) under the Securities Exchange Act of 1934 in their regulation of registered brokers and dealers, and is not intended to be and should not be used by anyone other than these specified parties.

Sluh & Co., LLP

New York, New York
February 28, 2007

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